0-16174

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . July 2002

.........Teva Pharmaceutical Industries Limited...........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contact: **Dan Suesskind,** Chief Financial Officer, Teva Pharmaceutical Industries Ltd. 972-2-589-2840
Bill Fletcher, President and CEO, Teva North America (215) 591-3000
Dorit Meltzer, Director, Investor Relations, Teva Pharmaceutical Industries Ltd. 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS RECORD SECOND QUARTER 2002 RESULTS

* Net income increased 43% to $92 million, EPS up to $0.68.
* Net sales increased 11% to $572 million.
* Global in-market sales of Copaxone® totaled $130 million.
* Gross profit margin of 43.2%.
* Cash flow from operations of $130 million.

Jerusalem, Israel, July 29, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported record net income of $92 million for the second quarter ended June 30, 2002 and $0.68 per fully diluted share, an increase over the second quarter of last year of 43% and 45%, respectively. Net sales for the second quarter increased 11% to $572 million with North America accounting for 62% of these sales and Europe for 25%.

For the first 6 months of 2002, net sales were $1,117 million, an increase of 11%. Net income for the first half-year was $177 million, and EPS reached $1.32, an increase of 49% and 52% respectively, over the first half of 2001.

Teva's President and Chief Executive Officer, Israel Makov commented: "Portfolio and customer management, new product development, and global synergies have been, and continue to be the key to Teva's success. The continued improvement in our net income this quarter to 16% of sales, illustrates our leadership in these areas. Our sales growth in important markets validates our belief in the key role that cost-effective medication plays in modern healthcare. Our recent acquisitions of Bayer Classics in France and the Honeywell API business in Italy have further strengthened our global leadership position in generics. In addition, Copaxone®'s market-leading growth rate in North America is being repeated in the highly competitive European market, and is bolstering our earnings".

North American pharmaceutical sales increased by 14% over the comparable quarter of 2001. This increase is mainly due to U.S. sales of new generic products, the most significant being Tramadol and Torsemide, as well as higher Copaxone® sales. Teva's U.S. generic pipeline currently comprises 62 ANDAs, including 14 tentative approvals, with total annual brand sales of this pipeline exceeding $23 billion. So far this year, Teva has received final approval for 11 products, 10 of which have been launched. In addition, Teva has received 8 tentative approvals during the same period including the 2 products under our agreement with Impax.

Global in-market sales of Copaxone®, Teva's largest product, increased in the U.S. by 38% over the second quarter of 2001 and outside the U.S., mainly in Europe, by 60%, totaling $130 million. Teva Neuroscience successfully introduced the pre-filled ready-to-use syringe in North America, and Copaxone® made a strong entry into the European market, especially in Germany through Teva's partnership with Aventis.

Active Pharmaceutical Ingredients (API) sales, including internal sales to Teva's pharmaceutical businesses, increased by 10% over the comparable quarter. **API sales to third parties** were $52 million, a decrease of $3 million from the second quarter of 2001.

Financial Review

Teva's **gross profit margin** of 43.2% for the second quarter of 2002 continued the positive trends seen in recent quarters. This reflects a favorable product mix, an improved pricing environment, favorable currency trends as well as significant operational synergies.

Gross R&D spending for the reported quarter grew by 13% over the comparable quarter of 2001, while net R&D was 36% higher. This reflects the decrease in third party participations in innovative R&D spending, primarily due to reduced expenditures for oral Copaxone pending analysis completion next year.

Selling, General and Administrative (SG&A) expenses as a percentage of sales were 17.3% compared to 17.7% in the comparable quarter of 2001. SG&A expenses, commencing January 1, 2002, exclude the amortization of goodwill as a result of FAS 142.

Cash flow from operating activities for the quarter amounted to $130 million compared to $273 million for the full year 2001.

Dividend

The Board of Directors, at their meeting on July 28, 2002 declared a cash dividend for the second quarter of 2002 of NIS 0.43 (approx. 9.1¢ according to today's rate of exchange) per ADR. The date of record will be August 21, 2002 and the payment date will be September 5, 2002. Tax at a rate of 19% will be deducted at source.

Conference Call Details

Teva will host a conference call to discuss the Company's second quarter 2002 results on Monday, July 29, 2002 at 10:00 a.m. Eastern Time. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until August 5, 2002 midnight at the website or by calling (800) 642-1687 in the U.S. or (706) 645-9291 outside the U.S., using reservation number 4836427.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Limited

Consolidated Statements of Income

(in millions, except earnings per ADR)
(unaudited)

	April - June		January - June	
	2002	2001	2002	2001
	U.S. Dollars			
SALES	572.0	513.6	1,117.1	1,004.5
COST OF SALES	324.9	308.8	631.5	602.8
GROSS PROFIT	247.1	204.8	485.6	401.7
R&D EXPENSES	44.8	39.7	84.8	78.2
LESS GRANTS & PARTICIPATIONS	8.0	12.6	12.9	23.1
R&D EXPENSES – net	36.8	27.1	71.9	55.1
SG&A EXPENSES	98.7	90.8	193.9	180.8
OPERATING INCOME	111.6	86.9	219.8	165.8
FINANCIAL EXPENSES – net	4.0	7.9	10.0	16.6
OTHER INCOME – net	1.7	2.0	3.5	4.1
INCOME BEFORE TAXES	109.3	81.0	213.3	153.3
PROVISION FOR INCOME TAXES	17.4	16.5	35.7	33.3
	91.9	64.5	177.6	120.0
PROFITS (LOSSES) ON EQUITY INVESTMENTS	0.3	0.2	0.7	(0.1)
MINORITY INTERESTS	(0.3)	(0.3)	(0.8)	(0.7)
NET INCOME	91.9	64.4	177.5	119.2
EARNINGS PER ADR: Basic ($)	0.69	0.49	1.34	0.90
Diluted ($)	0.68	0.47	1.32	0.87
WEIGHTED AVERAGE NUMBER OF ADRs:				
Basic	132.2	132.2	132.2	132.2
Diluted	140.2	140.3	140.2	140.3

EFFECT OF ADOPTION OF SFAS 142	April - June 2001	January - June 2001
PREVIOUSLY REPORTED NET INCOME	64.4	119.2
GOODWILL AMORTIZATION	4.6	9.2
PRO FORMA NET INCOME	69.0	128.4
PRO FORMA EARNINGS PER ADR:		
Basic ($)	0.53	0.97
Diluted ($)	0.51	0.94

Teva Pharmaceutical Industries Limited

Balance Sheet Data

(in millions)
(unaudited)

	June 30 2002	December 31 2001
	U.S. Dollars	
ASSETS		
CURRENT ASSETS	2,139.4	2,177.9
INVESTMENTS & OTHER ASSETS	311.8	141.9
FIXED ASSETS – net	604.5	554.2
INTANGIBLE ASSETS – net	731.3	586.2
TOTAL ASSETS	**3,787.0**	**3,460.2**

	June 30 2002	December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	821.8	738.1
LONG-TERM LIABILITIES	467.9	429.2
MINORITY INTERESTS	3.6	2.2
CONVERTIBLE SENIOR DEBENTURES	910.0	910.0
SHAREHOLDERS' EQUITY	1,583.7	1,380.7
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**3,787.0**	**3,460.2**

Teva Pharmaceutical Industries Limited

Sales for the Quarter April – June 2002 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2002	2001	% Change	% of Total
North America	356	323	10%	62%
Europe	141	109	29%	25%
Rest of the World	75	82	-9%	13%
Total	**572**	**514**	**11%**	**100%**

Sales by Business Segments

Sales For the Period	2002	2001	% Change	% of Total
Pharmaceutical	515	453	14%	90%
A.P.I.	52	55	-5%	9%
Veterinary and Other	5	6	-11%	1%
Total	**572**	**514**	**11%**	**100%**

Pharmaceutical Sales

Sales For the Period	2002	2001	% Change	% of Total
North America	327	287	14%	64%
Europe	119	90	33%	23%
Rest of the World	69	76	-10%	13%
Total	**515**	**453**	**14%**	**100%**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: Dan S. Suess
Dan Suesskind
Chief Financial Officer

Date: July 30, 2002